Mail Stop 4561

April 5, 2007

William C. Heslop
Chief Financial Officer
Southcoast Financial Corporation
530 Johnnie Dodds Boulevard
Mt. Pleasant, South Carolina 29464

      RE: **Southcoast Financial Corporation**
              Form 8-K Filed April 2, 2007
              File No. 000-25933

Dear Mr. Heslop,

We have reviewed your filing and have the following comment. Where indicated, we think you should amend your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-K.

Please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with draft copies of your proposed revisions prior to filing your amendment. Please submit your amended filing on EDGAR under cover of Form 8-K/A and include the Item 4.01 designation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3437 if you have questions regarding this comment.

Sincerely,

Michael C. Volley
Staff Accountant